Exhibit 99.5

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize positioned highest in both "Market Share Potential" and
"Completeness of Offering" in Chartis’ 2011 Financial Crime Risk Management
report

New York – October 27, 2011 – NICE Actimize, a NICE (NASDAQ:NICE) company and one of the industry’s largest and broadest providers of a single financial crime, risk and compliance software platform for the financial services industry, today announced that Chartis Research has recognized NICE Actimize as an industry leader in financial crime risk management technology in the recently released report "Financial Crime Risk Management 2011.”

Chartis provides research and analysis on the global market for risk management technology. According to the firm, financial crime is on the rise and losses due to fraudulent behavior are growing. Over the next few years, financial institutions around the world will be making strategic investments in solutions to combat financial crime risk. Because of this demand, Chartis forecasts that the global market for financial crime risk management technology will grow to $4.3 billion by 2013.

Among other observations in the report, Chartis notes that new regulatory requirements are especially focused around anti-money laundering and anti-fraud measures, with more initiatives expected to follow. Chartis states that from a financial crime solution standpoint, “winning solutions will incorporate features such as integrated AML/anti-fraud platforms and centralized management and reporting systems, as well as real time transaction monitoring.”

"Banks are committed to managing financial crime risk, which means working across their many business channels to minimize fraudsters’ movement between them," said Peyman Mestchian, Managing Partner at Chartis Research. “An enterprise-wide approach to controlling financial crime will minimize vulnerabilities and costs. Chartis considers NICE Actimize as a leader in financial crime risk management providing best-in-class depth and breadth of functionality and support services.”

“The financial crime landscape evolves continuously. Successfully providing enterprise financial crime solutions requires focus, commitment, and innovation,” said Amir Orad, president and CEO of NICE Actimize. “I am proud to see that once again this year, Chartis recognizes NICE Actimize’s ongoing investment and dedication to enabling the financial services industry to combat financial crime threats and ensure compliance.”

About Chartis Research
Chartis Research is a leading provider of research and analysis covering the global market for risk management technology. Its goal is to support enterprises as they drive business performance through better risk management, corporate governance and compliance. Chartis analyses the systems, products, vendors, applications and trends in the risk technology marketplace. This analysis is published in its flagship industry reports, white papers and research articles. www.chartis-research.com.

NICE Actimize, a NICE (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.